Bradford & Bingley

02 JUN -5 AM 11:

Your reference

In reply please [redacted]

02034626

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

16 May 2002

Dear Sir

<u>US Home Filing Exemption (12g3-2(b)) – Re 82-5154</u>

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 6/12

Bradford & Bingley plc 02 JUN -5 AM 11: 16

Directors' shareholdings

Below are details of share allocations made to Directors on 3 May 2002.

2000 Performance Share Plan

The following allocations of Ordinary 25p shares were made under the terms of the above Plan.

Director	Number of shares allocated
Christopher Rodrigues	192,771
Steven Crawshaw	92,771
Keith Greenough	73,493
Rosemary Thorne	114,457

The shares will be released on 31 December 2004 subject to the Company achieving performance targets based on Total Shareholder Return compared to a peer group of companies.

The shares were allocated at a price of 332p.

7 May 2002

End

23 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 245,000 of its ordinary shares on Tuesday, 23 April 2002 at a price of 324.68p per share.

END

25 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 125,000 of its ordinary shares on Thursday, 25 April 2002 at a price of 328.22p per share.

END

29 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 55,000 of its ordinary shares on Monday, 29 April 2002 at a price of 328.32p per share.

END

30 April 2002

Bradford & Bingley plc

Bradford & Bingley plc Share Re–Purchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 65,000 of its ordinary shares on Tuesday, 30 April 2002 at a price of 324.95p per share.

END